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Julien Uhlig <j.uhlig@ex-zerocarbon.com>

[Test] ZERO CARBON- More Grants, More Investors means More Impact! Join Now!

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Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:28 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: j.uhlig@ex-zerocarbon.com

Dear ,

I don't know about you, but this Covid Period feels like a parallel universe for us. Looking back at all of this year of travel seem so inefficient. Instead, we are blown away by how well our campaign for Zero Carbon is going while we simultaneously work on other startups and concepts. Now is the time to focus on solving real-world problems and reflecting on the challenges facing us, our children, and our grandchildren.

In the final hours of my birthday party last week, which turned out to be epic, the question keeps coming back, why are you still doing this? Why are we still fighting to treat the global waste pandemic? It is an inefficient usage of my time; I get it. I could be sitting on the beach, living in Bali. The beach is never far. But, I feel that our generation has known about the massive challenges massive population growth will bring to our environment and not done enough. We are at the very beginning of creating a sustainable, more circular, more efficient society.

Therefore, it is vital to invest in technology that enhances the transition of our society before it is too late. At EX Venture, we only invest in such technologies. Our Investment targets are Technology breakthroughs that have a global potential to totally disrupt industries and make a measurable impact on society overall. There are ways to monetize this and benefit society and our investors if there is a worldwide market. We are so much stronger as a community, so let's make a positive impact together.


ZERO
CARBON TECHNOLOGIES
FAST COMPANY
THE WORLD'S MOST INNOVATIVE COMPANIES 2018
ZERO CARBON
WeFunder Information
AS SEEN ON
CNN

INVEST NOW IN ZERO CARBON

ZERO CARBON UPDATES:

- Zera Carbon sponsored Impact Event at the W Hotel has become the largest Social Event in Bali since the beginning with over 700 attendees. The W Hotel Seminyak will be one of the leading partners to implement Waste2Energy Technology in the Hospitality Sector. Pictures to Follow!

- Zero Carbon has been awarded an exciting undisclosed contract for Green Hydrogen Production from mixed waste Streams, details to follow.

- Zero Carbon receives an Extension of the German Government Grant to Tackle FoodWaste2Energy in the United Kingdom, generating 200.000 USD in additional R&D Funding.

- Zero Carbon is kicking of Government Funded R&D Project for Sewage Sludge Conversion with German Company Boreal Light.

- Zero Carbon raised another USD 50.000 from existing investors of the WeFunder platform in the last week as total commitment stands at 260.000 USD from 199 Investors.

UPCOMING EVENTS:

THE EX VENTURE EUROPE HAS BEEN PUSHED BACK TO AUGUST 5TH. HERE IS THE LINK WITH ALMOST 1000 ATTENDEES ALREADY

Sign Up to EX Venture Night Europe

IT'S TIME FOR YOU TO SPREAD MORE ABOUT OUR STORY AND INVEST NOW!


ZERO
CARBON TECHNOLOGIES
JULY 08 - 12pm EST
INVESTOR
MEET UP
BREAKTROUGH TECHNOLOGY
TO END THE WASTE PANDEMIC
http://bit.ly/zerocarboninvestormeetup

Join our Wefunder Presentation for Zero Carbon, June 25th at 12pm EST

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